NEWS RELEASE

PERPETUAL ENERGY INC. CONFIRMS

FEBRUARY 2011 CASH DIVIDENDS AND RELEASES 2010 YEAR-END RESERVES

Calgary, Alberta – February 8, 2011 (TSX:PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is pleased to confirm that its dividend to be paid on March 15, 2011 in respect of income received by Perpetual for the month of February 2011, for shareholders of record on February 23, 2011, will be $0.03 per share. The ex-dividend date is February 18, 2011. The February 2011 dividend brings cumulative dividends (including distributions paid since the inception of Perpetual’s predecessor, Paramount Energy Trust) to $14.384 per share. Perpetual reviews dividends on a monthly basis. Future dividends are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities.

The Corporation also advises that there will continue to be no shares available under either the Premium DividendTM or dividend reinvestment component of the Premium DividendTM and Dividend Reinvestment Plan (the “Plan”) for the Corporation’s February 2011 dividend payable on March 15, 2011 and until further notice. At such time as the Corporation elects to reinstate either or both components of the Plan, shareholders who were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the Plan.

YEAR-END 2010 RESERVES

The Corporation is pleased to release a summary of the company’s year-end 2010 reserves information, as evaluated by the independent engineering firm McDaniel and Associates Consultants Ltd. (“McDaniel”).

Year-End Reserve Highlights

•

In 2010, Perpetual added 40.0 Bcfe of proved and probable reserves, excluding production.

•

After dispositions of 53.1 Bcfe and production of 55.9 Bcfe in 2010, proved and probable reserves decreased three percent from 471.6 Bcfe at year-end 2009 to 455.6 Bcfe and proved reserves decreased three percent to 235.9 Bcfe at year-end 2010.

•

Excluding downward revisions related solely to changes in natural gas pricing at year-end 2010 of 22.3 Bcfe, Perpetual’s reserves grew one percent year over year from 471.6 Bcfe to 477.9 Bcfe, offsetting production of 55.9 Bcfe and net dispositions of 9.8 Bcfe, which included the disposition of 34.2 Bcf of probable shut-in gas over bitumen reserves where the effective funds flow through the Government of Alberta’s financial solution was retained by Perpetual.

•

Reserve additions largely offsetting production and dispositions were a result of total net capital spending of $163.2 million, including investment of $114.1 million in exploration and development capital spending programs excluding spending for the development of Perpetual’s gas storage asset at Warwick (“Warwick Gas Storage”), as well as various asset acquisitions in the Edson and Birchwavy areas during the year.

•

Including changes in future development capital (“FDC”), Perpetual realized finding and development costs (“F&D”) of $1.87 per Mcfe ($11.22 per BOE) on a proved and probable reserve basis in 2010.

•

Perpetual’s realized finding, development and acquisition costs (“FD&A”), including changes in FDC, was $2.49 per Mcfe ($14.94 per BOE) on a proved and probable basis. FD&A costs were significantly impacted by relatively low disposition metrics on a reserve basis associated with the sale of probable shut-in gas over bitumen reserves without the related effective funds flow from future royalty reductions in the Legend, Liege and Surmont areas of 34.2 Bcf for net proceeds of $39.8 million. Perpetual retained the effective funds flow for these shut-in gas over bitumen reserves making the asset sales incomparable to other transactions, therefore the proceeds and reserves associated from these dispositions have been removed for purposes of the FD&A calculation.

•

No reserves were recorded at year-end 2010 for the Corporation’s extensive acreage position and three gross (1.4 net) horizontal wells penetrating the Montney formation at Elmworth. An independent contingent resource assessment report was prepared by McDaniel for 42 gross sections of Perpetual’s Montney acreage in the Elmworth area which on a preliminary basis estimates gross original gas in place (“OGIP”) on company interest lands of 987.5 Bcf plus associated natural gas liquids (“NGLs”). Assuming a range in recovery factors from 20 to 50 percent, gross recoverable sales gas is estimated from a low of 167.9 Bcf with 5.9 MMbbls of NGLs (203.4 Bcfe) to a high of 419.7 Bcf with 24.7 MMbbls NGLs (567.8 Bcfe), with McDaniel’s best estimate at 35 percent recovery factor translating to 293.8 Bcf with 13.8 MMbbls NGLs (376.7 Bcfe). On a working interest basis, the best estimate recoverable contingent resource is estimated at 177.9 Bcfe. Perpetual has an additional 34 gross sections in the Elmworth area which have not yet been evaluated through drilling in the Montney formation.

•

Perpetual’s reserve to production ratio (“reserve life index” or “RLI”) is 8.4 years on a proved and probable reserves basis (4.8 years on a proved reserves basis) at year-end 2010.

•

Perpetual’s reserve-based net asset value (“NAV”) at year-end 2010 was estimated at $5.02 per Share discounted at eight percent.

Reserves Disclosure

Company interest reserves included herein are before royalty burdens and including royalty interests. Reserves information is based on an independent reserves evaluation report prepared by McDaniel dated February 7, 2011 with an effective date of December 31, 2010 (the “McDaniel Report”), and has been prepared in accordance with National Instrument 51-101 (“NI 51-101”) using McDaniel’s forecast prices and costs. Complete NI 51-101 reserves disclosure including after-tax reserve values, reserves by major property and abandonment costs will be included in Perpetual’s Annual Information Form (“AIF”), which will be filed in March 2011.

Approximately 94 percent of Perpetual’s proved and proved and probable reserves are natural gas and as such the Corporation reports reserves in Mcf equivalent (Mcfe). Mcfe may be misleading, particularly if used in isolation. In accordance with NI 51-101 a Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual’s reserves at year-end 2010 are summarized below.

Reserves at December 31, 2010

Company Interest (Working plus Royalty Interest)	Light and Medium Crude Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)	Natural Gas Equivalent (MMcfe)
Proved Producing	625	338	187,223	1,397	201,380
Proved Non-Producing	-	-	17,779	59	18,132
Proved Undeveloped	92	128	13,601	243	16,377
Total Proved	716	466	218,603	1,698	235,887
Probable Producing	207	161	62,515	510	67,776
Probable Non-Producing excl GOB	-	103	31,882	237	33,926
Probable Undeveloped	46	86	88,602	244	90,852
Probable Shut-in Gas over Bitumen	-	-	27,196	-	27,196
Total Probable	253	349	210,194	991	219,750
Total Proved and Probable	969	816	428,798	2,689	455,637

The proved producing reserves comprise 85 percent of the total proved reserves and 44 percent of the total proved and probable reserves, while proved and probable developed producing reserves are 60 percent of the total proved and probable reserves. Total proved reserves account for 52 percent of the total proved and probable reserves. McDaniel estimates the FDC required to convert non-producing and undeveloped reserves to producing reserves at $236.4 million.

Reserves Reconciliation

Company Interest (Working Interest + Royalty Interest)

Proved	Natural Gas Equivalent (MMcfe)
Opening Balance	244,372
Discoveries and Extensions	28,418
Technical Revisions	31,744
Acquisitions, net of Dispositions	11,243
Production	-55,933
Economic Factors	-23,987
Closing Balance	235,887

Probable	Natural Gas Equivalent (MMcfe)
Opening Balance	227,204
Discoveries and Extensions	16,271
Technical Revisions	-4,333
Acquisitions, net of Dispositions	-21,096
Production	0
Economic Factors	1,704
Closing Balance	219,750

Proved and Probable	Natural Gas Equivalent (MMcfe)
Opening Balance	471,576
Discoveries and Extensions	44,689
Technical Revisions	27,441
Acquisitions, net of Dispositions	-9,853
Production	-55,933
Economic Factors	-22,283
Closing Balance	455,637

Perpetual disposed of 34.2 Bcfe of proved and probable reserves associated with natural gas interests in the Legend, Liege and Surmont areas that were shut-in as a result of the gas over bitumen regulatory issue. Perpetual retained the effective funds flow from the reduction of future royalties related to the financial solution in place for the shut-in gas and this is reflected in proven future net revenues.

Year over year, McDaniel recorded net positive technical revisions totaling 27.4 Bcfe on a proved and probable basis. These positive revisions were due to improved performance and improved operating costs in all areas. These positive revisions were offset by a substantially reduced price forecast at year-end 2010 relative to year-end 2009 resulting in negative revisions of 22.3 Bcfe due to increased economic limits which primarily affected the forecast for wells as they neared their end of productive life. Included in the downward price revisions are those future projects whose return on investment at the current price forecast results is negative.

McDaniel’s price forecast utilized in the evaluation is summarized below.

McDaniel January 1, 2011 Price Forecast

Year	West Texas Intermediate Crude Oil ($US/Bbl)	Edmonton Light Crude Oil ($Cdn/Bbl)	Natural Gas at AECO ($Cdn/MMBtu)	Foreign Exchange ($US/$Cdn)
2011	85.00	84.20	4.25	0.975
2012	87.70	88.40	4.90	0.975
2013	90.50	91.80	5.40	0.975
2014	93.40	94.80	5.90	0.975
2015	96.30	97.70	6.35	0.975
2016	99.40	100.90	6.75	0.975
2017	101.40	102.90	7.10	0.975
2018	103.40	104.90	7.40	0.975
2019	105.40	107.00	7.60	0.975
2020	107.60	109.20	7.75	0.975
2021	109.70	111.30	7.85	0.975
2022	111.90	113.60	8.05	0.975
2023	114.10	115.80	8.20	0.975
2024	116.40	118.10	8.40	0.975
Escalate thereafter at	2%	2%	2%	0.975

RESERVE LIFE INDEX (“RLI”)

Perpetual’s proved and probable reserves to production ratio, also referred to as reserve life index, was 8.4 years at year-end 2010 while the proved RLI was 4.8 years, based upon the 2011 production estimates in the McDaniel Report. The following table summarizes PET’s historical calculated RLI.

Reserve Life Index(1)

	2010	2009	2008	2007	2006
Total Proved	4.8	4.8	4.5	4.7	3.6
Proved and Probable	8.4	8.8	7.5	7.6	4.9

(1)

Calculated as year-end reserves divided by year one production estimate from McDaniel Report.

NET PRESENT VALUE (“NPV”) OF RESERVES SUMMARY

Perpetual’s light and medium oil, natural gas and natural gas liquids reserves were evaluated by McDaniel using McDaniel’s product price forecasts effective January 1, 2011 prior to provision for financial natural gas price hedges, income taxes, interest, debt service charges and general and administrative expenses. The following table summarizes the net present value of funds flows from recognized reserves at January 1, 2011, assuming various discount rates. It should not be assumed that the discounted future net funds flows estimated by McDaniel represent the fair market value of the potential future production revenue of the company.

NPV of Funds Flow Using McDaniel January 1, 2011 Forecast Prices and Costs

		Discounted at
($ thousands)	Undiscounted	5%	10%	15%
Proved Producing	$784,904	$630,014	$532,180	$463,874
Proved Non-Producing	91,188	39,468	23,444	17,305
Proved Undeveloped	28,873	20,348	14,419	10,097
Total Proved	904,965	689,830	570,043	491,276
Probable Producing	292,665	182,640	129,817	99,343
Probable Non-Producing excl GOB	114,605	79,070	59,916	47,531
Probable Undeveloped	180,321	117,739	78,959	54,170
Probable Shut-in Gas over Bitumen	105,907	73,644	52,952	39,142
Total Probable	693,498	453,093	321,644	240,186
Total Proved and Probable	$1,598,463	$1,142,923	$891,686	$731,462

At a 10 percent discount factor, the proved producing reserves comprise 60 percent of the total proved and probable value while proved and probable developed producing reserves represent 74 percent of the total proved and probable value. Total proved reserves account for 64 percent of the proved and probable value.

CONTINGENT RESOURCE

A preliminary resource assessment was conducted for the Montney Formation in the Elmworth area by McDaniel as at year-end 2010, the results of which are summarized below.

Contingent Resource(1,4)

	Original Gas in Place (MMcf)	Raw Recoverable Gas (3) (MMcf)	Sales Recoverable Gas (MMcf)	Recoverable Natural Gas Liquids (Mbbl)	Recoverable Natural Gas Equivalent (MMcfe)	Working Interest Recoverable Natural Gas Equivalent (MMcfe)
Low(2)	987,470	197,494	167,870	5,925	203,419	96,100
Best(2)	987,470	345,615	293,770	13,825	376,718	177,900
High(2)	987,470	493,735	419,680	24,687	567,801	268,200

(1)

Contingent resources have been evaluated by McDaniel using the definitions is as defined in section five of the Canadian Oil and Gas Evaluators Handbook, Volume 1. All volumes are reported before the deduction of royalties payable to others. Contingent resource assignments are in addition to any reserve assignments associated with these assets.

(2)

A Low estimate (90% chance the ultimate recoverable resource will be equal or greater than the stated value), means higher certainty, a Best estimate (50% chance that the ultimate recoverable resource will be greater than or equal to the stated value) means most likely and a High estimate means lower than a 50% chance that the ultimate recoverable resource will be greater than or equal to the stated value

(3)

McDaniel has assigned recovery factors of 20% (Low), 35% (Best) and 50% (High) in their assessment of recoverable resource.

(4)

Contingent resources can be sub-classified into economic and uneconomic portions based on a number of assumptions on capital costs, timing, price forecast, etc. Currently sub-classification of these preliminary estimates has not been completed pending a discussion of the above parameters.

The primary contingencies identified for the Montney resource are infrastructure and access to market. Once development plans are in place which can define a commercial project, it is expected that a portion of these estimates would shift into proved and probable reserves subject to standard booking practice for undeveloped reserves.

NET ASSET VALUE (“NAV”)

The following net asset value table shows what is normally referred to as a "produce-out" NAV calculation under which the Corporation’s reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. It should not be assumed that the NAV represents the fair market value of Perpetual Shares. The calculations below do not reflect the value of the Corporation’s prospect inventory to the extent that the prospects are not recognized within the NI-51-101 compliant reserve assessment.

Of particular note, there are no reserves assigned to the company’s Elmworth Montney project where three gross (1.4 net) horizontal wells estimate have been drilled by Perpetual and its partners. McDaniel has recognized as its best case, contingent recoverable resource of 178 Bcfe to Perpetual’s working interest lands. Development scenarios for the over one Tcfe of natural gas and NGLs in place in the Montney at Elmworth will be evaluated by Perpetual and its partners in 2011. In addition, no reserves or contingent resources are yet assigned to any of Perpetual’s heavy oil projects in northeast Alberta. The incremental value of Perpetual’s extensive prospect inventory for its game-changing opportunities in the Montney at Elmworth, Cardium light oil at Carrot Creek, Wilrich liquids-rich gas at Edson, the Colorado shallow shale gas in east central Alberta and the bitumen projects in northeast Alberta, above the nominal amount which is currently recognized by McDaniel, is captured only through the assessment of the fair market value of undeveloped land based on current land sale valuation parameters.

Of further note, the value of the Corporation’s Warwick Gas Storage asset has been recorded at cost in the net asset value calculation below. Construction of the Warwick Gas Storage facility was completed in the fourth quarter of 2010 and withdrawal has now commenced on the preliminary test cycle which will be complete at the end of March 2011. Information gathered during the test cycle will define the developed working gas capacity of the storage reservoir at that time. This in turn will lead to a more comprehensive valuation of the asset.

Pre-tax Net Asset Value at December 31, 2010(1)
($millions except as noted)	Undiscounted	5%	8%	Discounted at 10%
Total Proved and Probable Reserves(2)	$1,598	$1,143	$977	$892
Fair Market Value of Undeveloped Land(3)	204	204	204	204
Market Value of TriOil Resources Ltd. Shares	6	6	6	6
Warwick Gas Storage(4)	65	65	65	65
Net Bank Debt (unaudited)(5)	(206)	(206)	(206)	(206)
Convertible Debentures (unaudited)	(235)	(235)	(235)	(235)
Estimate of Additional Future Abandonment and Reclamation Costs(6)	(83)	(49)	(37)	(31)
Mark to McDaniel’s cost of WGSI Forward Sale Obligation(7)	(40)	(34)	(31)	(29)
Net Asset Value	$1,310	$894	$744	$666
Shares Outstanding (million) - basic	148.3	148.3	148.3	148.3
Net Asset Value per Share ($/Share)	$8.84	$6.03	$5.02	$4.49

(1)

Financial information is per Perpetual’s 2010 unaudited consolidated financial statements.

(2)

Reserve values per McDaniel Report as at December 31, 2010.

(3)

Third party estimate.

(4)

Book value recorded at cost as at December 31, 2010.

(5)

Includes $10 million held in escrow at year-end relating to the Warwick Gas Storage facility funding arrangement.

(6)

Amounts are net of salvage value and in addition to amounts in the McDaniel Report for future well abandonment costs related to developed reserves. See “ABANDONMENT AND RECLAMATION COSTS”.

(7)

Value of Perpetual’s open hedging transactions related to the Warwick Gas Storage funding arrangement at year end 2010 assuming settlement against the McDaniel price forecast.

In the absence of adding reserves to the Corporation, the NAV per share will decline as the reserves are produced out. The funds flow generated by the production relates directly to the cash dividends paid to Perpetual shareholders. The above evaluation includes future capital expenditure expectations required to bring undeveloped reserves recognized by McDaniel that meet the criteria for booking under NI 51-101 on production.

FAIR MARKET VALUE OF UNDEVELOPED LAND

Perpetual’s third party estimate of the fair market value of its undeveloped acreage by region for purposes of the above net asset value calculation is based on recent Crown land sale activity adjusted for tenure and other considerations and is as follows:

Fair Market Value of Undeveloped Land

Area	Acres	Total Value ($)	$/Acre
North	1,000,197	$41,042,433	$41.03
South	405,289	$59,761,578	$147.45
West Central	140,978	$66,848,275	$474.18
New Ventures	25,350	$8,607,925	$339.56
Heavy Oil	333,259	$27,809,494	$83.45
Totals	1,905,073	204,069,705	$107.12

ABANDONMENT AND RECLAMATION COSTS

In addition to the abandonment cost estimates provided by McDaniel inclusive in their reserve assessment, Perpetual compiles annually a detailed internal estimate of the Corporation’s total future asset retirement obligation based on net ownership interest in all wells, facilities and pipelines, including estimated costs to abandon the wells, facilities and pipelines and reclaim the sites, and the estimated timing of the costs to be incurred in future periods. Pursuant to this evaluation, the estimated value of Perpetual’s future asset retirement obligations, net of the estimated salvage value of facilities and equipment and discounted at 8 percent is $74 million as at December 31, 2010. The McDaniel Report includes an undiscounted amount of $83 million with respect to expected future well abandonment costs related specifically to proved and probable reserves and such amount is included in the values captioned “Total Proved and Probable Reserves” in the NPV of Funds Flow table (see “NET PRESENT VALUE (“NPV”) OF RESERVES SUMMARY”).  Of the total future well abandonment costs included in the McDaniel Report an undiscounted amount of $56 million relates to Perpetual’s developed reserves. The following table presents the estimated future asset retirement obligations and estimated net salvage values at various discount rates:

Abandonment and Reclamation Costs
($millions, net to Perpetual)	Undiscounted	5%	8%	Discounted at 10%
Well abandonment costs for developed reserves included in McDaniel Report	$56	$35	$27	$23
Well abandonment costs for undeveloped reserves included in McDaniel Report	$27	$14	$9	$7
Well abandonment costs for Total Proved and Probable reserves included in McDaniel Report	$83	$49	$37	$30
Estimate of other abandonment and reclamation costs not included in McDaniel Report	$232	$137	$103	$86
Total estimated future abandonment and reclamation costs	$315	$186	$140	$117
Salvage value	($148)	($88)	($66)	($55)
Abandonment and reclamation costs , net of salvage	$167	$98	$74	$62
Well abandonment costs for developed reserves included in McDaniel Report	($83)	($49)	($37)	($31)
Estimate of additional future abandonment and reclamation costs, net of salvage(1)	$83	$49	$37	$31

(1)

Future abandonment and reclamation costs not included in the McDaniel Report, net of salvage value.

FINDING, DEVELOPMENT AND ACQUISITION (“FD&A”) COSTS

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital required to bring the proved undeveloped and probable reserves to production. For continuity, Perpetual has presented herein FD&A costs calculated both excluding and including FDC. Changes in forecast FDC occur annually as a result of development activities, acquisitions and disposition activities and capital cost estimates that reflect the independent evaluator’s best estimate of what it will cost to bring the proved undeveloped and probable reserves on production. The decrease in FDC is the result of projects being deemed to be uneconomic under the current McDaniel price forecast. Perpetual believes that the underlying resource is still present and those projects will be added back if natural gas prices increase in the future.

The following table summarizes Perpetual’s F&D cost as well as finding, development and acquisition costs, before and after the inclusion of changes in FDC. Finding and development costs, including changes in FDC were $1.87 per Mcfe ($11.22 per BOE) on a proved and probable basis in 2010.

The same metrics are presented below with the impact of the sale of probable shut-in gas over bitumen reserves in the Legend, Liege and Surmont areas removed, as the dispositions are not comparable to other acquisitions and dispositions since Perpetual retained the effective funds flow related to the Government of Alberta’s gas over bitumen financial solution through royalty reductions associated with the shut-in properties. Including changes in FDC, FD&A costs were $2.49 per Mcfe ($14.94 per BOE) on a proved and probable basis.

Perpetual has also summarized in the table below these same metrics with the effect of the price-related revisions removed. Perpetual believes that the majority of these reserves will return to the books with a recovery in natural gas prices as the technical merits for booking the reserves have not changed, only the economic circumstances. Excluding the effects of negative reserve revisions related to substantially lower forward gas prices, including changes in FDC, Perpetual’s F&D costs were $1.30 per Mcfe ($7.80 per BOE) for proved and probable reserves and FD&A costs were $1.91 per Mcfe ($11.46 per BOE) in 2010 on a proved and probable basis.

2010 FD&A Costs – Company Interest Reserves

($millions (unaudited), except as noted)	Proved	Proved Excluding GOB Disposition(2,)	Proved Excluding GOB Disposition& Price Revisions(2,4)	Proved & Probable	Proved and Probable Excluding GOB Disposition(2,3)	Proved and Probable Excluding GOB Disposition& Price Revisions(2,3,5)
F&D Costs, Excluding FDC
Exploration and Development Capital Expenditures(1)	$114.0	$114.0	$114.0	$114.0	$114.0	$114.0
Reserve Additions Including Revisions – Bcfe	36.2	36.2	60.2	49.8	49.8	72.1
F&D – $/Mcfe(6)	$3.15	$3.15	$1.89	$2.29	$2.29	$1.58

F&D Costs, Including FDC
Exploration and Development Capital Expenditures	$114.0	$114.0	$114.0	$114.0	$114.0	$114.0
Total Change in FDC	($26.4)	($26.4)	($26.4)	($20.6)	($20.6)	($20.6)
Total F&D Capital including Change in FDC	$87.6	$87.6	$87.6	$93.4	$93.4	$93.4
Reserve Additions Including Revisions – Bcfe	36.2	36.2	60.2	49.8	49.8	72.1
F&D Costs– $/Mcfe(6)	$2.42	$2.42	$1.46	$1.87	$1.87	$1.30

FD&A Costs, Excluding FDC
Exploration and Development Capital Expenditures	$114.0	$114.0	$114.0	$114.0	$114.0	$114.0
Net Acquisitions	$51.3	$91.1	$91.1	$51.3	$91.1	$91.1
FD&A Capital Expenditures Including Net Acquisitions	$165.3	$205.1	$205.1	$165.3	$205.1	$205.1
Reserve Additions Including Net Acquisitions – Bcfe	47.4	47.4	71.4	40.0	74.2	96.5
FD&A Costs – $/Mcfe(6)	$3.48	$4.32	$2.87	$4.13	$2.77	$2.13

FD&A Costs, Including FDC
FD&A Capital Expenditures Including Net Acquisitions	$165.3	$205.1	$205.1	$165.3	$205.1	$205.1
Total Change in FDC	($26.4)	($26.4)	($26.4)	($20.6)	($20.6)	($20.6)
Total FD&A Capital Including Change in FDC	$138.9	$178.7	$178.7	$144.7	$184.6	$184.6
Reserve Additions Including Net Acquisitions – Bcfe	47.4	47.4	71.4	40.0	74.2	96.5
FD&A Costs Including FDC – $/Mcfe(6)	$2.93	$3.77	$2.50	$3.62	$2.49	$1.91

(1)

$57.7 MM of capital associated with the Warwick Gas Storage project has been excluded, includes $14.2 MM of undeveloped land.

(2)

Disposition proceeds totaling $39.8 MM associated with the Legend, Liege and Surmont dispositions have been added back into the net acquisition capital.

(3)

34.2 Bcf of probable reserves associated with the Legend, Liege and Surmont dispositions have been added back into the net acquired reserves.

(4)

24.0 Bcf of proved reserves associated with price related revisions have been added back into the total reserve additions and revisions.

(5)

22.3 Bcf of proved and probable reserves associated with price related revisions have been added back into the total reserve additions and revisions.

(6)

“Mcfe” may be misleading, particularly if used in isolation. An Mcfe conversion ratio of 1 bbl: 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, future dividends, statements regarding estimated production and timing thereof, prospective drilling, completions and development activities, estimated recoverable contingent resources, estimates of gross recoverable gas sales, prospective impact of the Montney development at Elmworth, estimated net asset value, prospective oil and natural gas liquids production capability, commodity prices, and gas price management. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release.

Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Paramount Energy Trust’s Perpetual’s predecessor) MD&A for the year ended December 31, 2009.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor